Exhibit 99.1

Maxar Technologies Provides Comprehensive Response to Shareholders

Following Misleading Short-Seller Campaign by Hedge Fund

•

Review by the audit committee of the Board of Directors of the elements of the Company’s financial statements and disclosures under IFRS found no material errors associated with the Spruce Point claims

•	Board of Directors reaffirms full confidence in Company’s management team
•	Hedge fund’s report contains inaccuracies and misleading statements
•	Company continues to make progress on its strategic growth plan as set out during March 2018 Investor Days
•	The Company has ample liquidity to support its operations

Westminster, Colo., August 24, 2018 – Maxar Technologies Ltd. (NYSE and TSX: MAXR) (“Maxar” or the “Company”) has received a number of investor inquiries following the inaccurate statements and misleading conclusions included in a report from Spruce Point Capital Management, a hedge fund with a track record of launching negative campaigns against North American public companies after taking a short position in their stock. As it admitted in its report, the hedge fund “stands to realize significant gains in the event that the price of [Maxar’s] stock declines,” whether or not the statements in the report are accurate. Management, together with the Board of Directors, is committed to continuing to communicate  accurately and transparently and to actively engage with investors on its financial outlook and growth strategy.

The Company’s comments in this filing are focused on areas of the report that management and the Board  believe are most relevant.  The following information is consistent with the Company’s prior disclosures, and also includes additional background and forward-looking statements for the benefit of shareholders.  Please refer to the Company's disclosure materials filed with Canadian and U.S. securities regulatory authorities, available online under the Company's SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com, for more information.

In response to the accounting claims made in the report, the audit committee of the Board of Directors undertook a review of the elements of the Company’s financial statements and disclosures associated with Spruce Point’s claims and found no material errors in the previously issued financial statements and disclosures under IFRS. The audit committee takes seriously any claims regarding the Company’s financial reporting.  Specifically, the committee conducted a  thorough and independent review that addressed claims made by the hedge fund’s report prior to issuing this response. The audit committee conducted its review with the assistance of external advisors including its independent auditor, KPMG LLP,  and independent third-party subject matter experts.

The Board of Directors has reaffirmed its full confidence in the Company’s management team. The Board fully supports the management team as they successfully manage the execution of the Company’s strategies for growth and value creation for the benefit of all shareholders.

The Company continues to articulate a clear strategy for future growth and value creation.  At the Company’s Investor Days in March 2018, and reaffirmed since that time on its quarterly conference calls,  at investor conferences and in its public filings, the Company has charted a clear course of action for future growth.  Company management is focused on delivering value to investors, customers and employees through four key strategic initiatives:

Continued growth in Imagery and Services-  The Company expects  both of these segments to continue to benefit from strong market demand for imagery and geospatial analytics across its global Government and Commercial customers. New products and capabilities will continue to expand the use cases for the Company’s exclusive high-resolution satellite imagery and provide even more intelligence and insights about our changing planet.

Return to growth in Space Systems- Strong market growth across LEO commercial small satellites, U.S. Government space and defense, and Canadian Government space and defense markets is expected to continue as space becomes an even more integral part of national security strategy and as new market entrants plan to develop future remote sensing and communications satellite constellations. As more fully discussed below, the Company does not expect a significant near-term recovery for the GEO communications satellite market, which continues to see weak demand. Declining revenues in the GEO communications satellite line of business and RCM program have continued to offset solid revenue growth elsewhere in the segment.

Delivering revenue and cost synergies-  Following the acquisition of DigitalGlobe, the Company is realizing revenue synergies by offering end-to-end space solutions to global customers, cross-selling radar and optical imagery, and leveraging sales channels into the U.S. Government, international governments, and commercial technology clients. The Company is realizing cost synergies by eliminating duplicative corporate expenses, leveraging procurement scale, combining offices in common locations, and implementing enterprise-wide shared services for back office functions across the Company. The Company is on target to achieve $25 million in cost synergies in 2018 and remains confident in its run rate target of $60 to $120 million in revenue and cost synergies by the end of 2019.

Improvement of free cash flow with a priority to pay down debt-  The Company expects to generate increasing free cash flows  through focus on operating cash flow generation in the areas of working capital efficiency, securitization of additional orbital receivables, and reversing negative free cash flows in the GEO communications satellite business. The Company  expects to constrain capital expenditures outside of the WorldView Legion program, with  a focus on necessary equipment replacements, investments in growth programs with the most attractive profiles, and cost reduction programs with short-term payback.

The Company is making clear progress toward achieving its strategic objectives, as demonstrated by its first-half 2018 financial results.  Revenue was $1.14 billion in the first-half of 2018 as compared to pro forma (as if DigitalGlobe had been combined with the Company since January 1, 2017) revenue of $1.19 billion in prior-year period. However, excluding the impact of lower revenues in GEO communications satellites and the RCM program in Canada, revenue grew by a strong 9% in the first-half of 2018 across the remainder of its businesses. The Imagery segment continued to see strong growth, including double-digit year-over-year revenue gains in its International Defense and Commercial lines of business. Growth was driven by new product introductions including Secure Watch, Earth Watch and Rapid Access, along with new use cases for the Company’s exclusive high-resolution imagery in emerging markets, including 5g telecommunications networks and autonomous vehicles. The Services segment also continued to see strong year-over-year growth through the award of new contracts with multiple U.S. Government agencies, as well as at International Defense and Commercial customers. The Company is leveraging capabilities that identify new insights and intelligence using imagery from the Company as well as imagery from other sources. The Space Systems segment continued to see strong growth in U.S. Government space programs, commercial small satellites, and in communications subsystems and space robotics in Canada.

The Company has a robust pipeline of large, new business opportunities that are beginning to close. During the second quarter of 2018, Radiant Solutions was selected by the National Geospatial Intelligence Agency (NGA) as a prime contractor for its Janus Geography program, a 10-year $920 million IDIQ contract. Janus Geography will provide near real-time access to commercially-created geospatial data, enriched content, and community-sourced information in a cost-effective manner to improve decision-making timelines. The award validates Radiant Solutions as a trusted partner with NGA and will allow for the direct pursuit of higher-value task orders.

Following the end of the second quarter,  Maxar was awarded a design contract by Telesat for its planned LEO communications constellation. Teamed with Thales Alenia Space, the consortium is in pursuit of a potential $3 billion production contract expected to be awarded in 2019 as part of a competitive bidding process, and will include contributions from both SSL and MDA in supplying the space segment elements.

Previously, the Company also entered into a letter of intent with an international government customer for a potential Legion-X program, to build and operate a dedicated high-resolution Earth observation satellite for use in their region, and to share revenues on the sale of imagery in other regions. This opportunity is a prime example of leveraging the Company’s end-to-end capabilities spanning satellite design and construction (SSL), operations and imagery processing (DigitalGlobe), ground stations (MDA), and analytics (Radiant Solutions).

The Company remains confident in its ability to extend or renew the EnhancedView contract with the U.S. Government. The Company has a two-decade long track record providing excellent value and services to NGA and believes that it is the only company positioned to meet the ongoing mission requirements. The Company has met or exceeded its contractual service level agreements for 72 consecutive months. Importantly, the Company believes that the hedge fund’s report contained highly inaccurate calculations and conclusions regarding imagery collection market pricing.  NGA has,  in fact,  received increasing value over the course of the EnhancedView fixed-price annual contract, as the Company has added more capable satellites, more collection capacity and services to satisfy its critical national missions.

The Company is exploring strategic alternatives regarding the future of its GEO communications satellite line of business and has continuously implemented actions to right size the business to maximize near-term profitability. Mature demand for satellite-based video distribution, falling satellite-based broadband pricing, and alternative LEO and MEO technologies have negatively impacted the Company’s GEO communications satellite line of business. The Company has discussed these market factors and has provided updated industry outlooks in each of the Company’s recent quarterly filings, as well as in its quarterly investor calls and its Investor Days in March 2018. The SSL acquisition, and the reorganization as part of its U.S. Access Plan, has also allowed the Company to begin to compete on and win attractive U.S. government space systems and commercial LEO satellite contracts that are driving growth and creating value for shareholders.

The Company’s facilities in Palo Alto, CA are significantly over-sized for today’s market and under-absorbed overhead costs have contributed to reduced profitability and negative cash flows in the Space Systems segment.  The strategic alternatives under consideration include partnering with another satellite manufacturer to gain scale benefits, the sale of the GEO satellite line of business,  or the exit of the GEO satellite line of business following completion of existing contracts in backlog and sale of its facilities.  The monetization of the Company’s real estate assets in Palo Alto are estimated to be in a range of $150 to $200 million. LEO small satellite production for commercial communications, remote-sensing and U.S. Government customers is expected to be relocated to the Company’s facility in San Jose, CA. A decision on the future strategic direction of the GEO communications satellite business is expected to be made by the end of 2018. As a result, this line of business may be classified as a discontinued operation.

The Company expects that under certain of these scenarios, non-cash write-downs or an impairment of assets could occur as a result of lower future revenue expectations, industry outlook and overall valuation of the GEO communications satellite line of business. The Company routinely evaluates assets for impairment in the fourth quarter of each year, and in interim quarters when there is an indicator of possible impairment. As part of its preparation of its financial statements for the third quarter of 2018, the Company will, consistent with IFRS rules, estimate the recoverable amount of the GEO communications satellite line of business assets, including goodwill, other intangible assets, capitalized development, and inventory, and will recognize an impairment or non-cash write-down if the recoverable value of the assets is determined to be less than their carrying value. We believe that, given the continued decline in the GEO communications satellite business, it is possible that an impairment or write-down will be recognized in the third quarter of 2018.  However, our analysis is not complete and, accordingly, we are unable to estimate the amount of the possible impairment or write-down at this time.

In addition, cash costs for certain employee severance, pension and other liabilities could be incurred. We have already implemented a series of ongoing actions to right size the business in the near term to conserve cash. During the six months ended June 30, 2018, the Company incurred employee severance and enterprise improvement costs of $12.6 million.

The Company expects to generate adequate operating cash flows to fund internal growth, make necessary capital expenditures, and to pay down debt.  The Company affirmed its guidance for expected 2018 operating cash flows in a range of $300 to $400 million during its second quarter investor call. Actions are underway to achieve this guidance, including improved management of working capital and securitization of additional orbital receivables. The Company also affirmed guidance for expected 2018 capital expenditures in a range of $300 to $350 million. Expenditures are being tightly managed based on program priority and ROI. Included in capital expenditures for 2018 to 2020 is the construction of the WorldView Legion satellite constellation in the expected amount of $600 million to replace WorldView 1 and WorldView 2 as they reach end of life. WorldView Legion construction and launch costs are significantly lower than the satellites they are replacing, along with higher collection capacity, resolution and revisit capabilities. The Company also continues to pursue potential project financing as an alternative to funding satellite construction on a wholly-internal basis. Capital expenditures are expected to be reduced significantly in the 2021 to 2023 timeframe, prior to the next satellite construction program, such that free cash flows available to pay down debt will be significantly increased.

The Company has ample current liquidity.  The Company has no material debt repayment requirements until 2020 and has access to an undrawn bank revolver line of credit of $600 million, as of June 30, 2018, that could be used to offset any short-term cash flow interruptions. Interest rate swaps are in place for $1 billion of long-term debt to provide more consistent interest expenses during a time of rising interest rates. Each quarter the Board of Directors reviews the Company’s dividend policy in light of the Company’s other financial commitments before declaring the dividend and will continue to do so going forward.

The Company expects future adoption of U.S. GAAP will have no material impact on the calculation of our bank covenants.  The hedge fund’s report miscalculated potential debt leverage and misled investors. The Company’s credit agreement and bank covenants currently use, and are allowed to continue to use, IFRS as the accounting standard for calculation of adjusted EBITDA and leverage.  The Company’s calculated leverage under its credit agreement was 4.1x at the end of the second quarter of 2018, well below the current bank covenant of 5.5x. The Company expects its flexibility under the covenants to be further enhanced as a result of the aforementioned actions to increase free cash flows.

The Company adheres to established accounting policies under IFRS. The Company’s financial statements are audited by its independent external auditor, KPMG LLP, who issued an unqualified opinion for the Company’s accounts for the year ending December 31, 2017. Additionally, on a quarterly basis, KPMG LLP performs an interim review in accordance with professional standards and communicates to the audit committee of the Board of Directors following its review of the accounts and accounting judgments.

In addition to results reported in accordance with IFRS, the Company defines and uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted earnings, adjusted earnings per share and adjusted EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. On an ongoing basis, the Company assesses its non-IFRS policies to provide useful information to investors. Excluding stock-based compensation expense and amortization of purchased intangibles expense has been a consistent long-term practice of the Company and many of its peers in reporting non-IFRS measures and has been fully disclosed in quarterly and annual filings, including a reconciliation to reported net earnings or to the most directly comparable IFRS measure on our financial statements.

The Company expects future adoption of U.S. GAAP will have no material impact on its future free cash flows. The Company will adopt GAAP in conjunction with its planned U.S. domestication, no later than the end of 2019. Certain elements of the financial statements will see changes as a result of the adoption of GAAP accounting. Under IFRS, the Company recognizes Canadian investment tax credits  (ITCs) as a reduction of direct costs. Under GAAP, ITCs will be included as a credit to income taxes. The Company recognized ITCs of $32 million in 2017 and expects to recognize approximately $30 million in 2018. These amounts have been previously disclosed.

The Company  capitalizes certain internally developed technology as intangible assets under IFRS. Under GAAP, certain of these expenditures on internally developed technology will be accounted for as period expenses. The Company capitalized approximately $56 million of these expenditures in 2017 and expects to capitalize approximately $60 million in 2018 under IFRS. The vast majority of these expenses relate to projects in the GEO communications satellite line of business, such as digital payload, electric propulsion and roll-out solar array development programs,  and are reported in the Space Systems segment. The Company expects that future development expenses for GEO communications satellites will be significantly lower, thereby reducing the impact on future EBITDA differences between IFRS and GAAP.

The Company recognizes deferred revenue and non-cash EBITDA in its Imagery segment due to the terms in its EnhancedView contract with the U.S. Government and imputed interest on advance payments made.  The EnhancedView contract provides $300 million of annual cash funding. However, imagery provided to the U.S. Government under the contract has increased over the years, due to added collection capacity from new satellites and additional services. In the contract’s early years (before the acquisition of DigitalGlobe by the Company), payments received exceeded the accounting revenue recognition, with the excess amount placed on the balance sheet as deferred revenue (contract liability). In the contract’s current  years, accounting revenue recognition is greater than payments received, drawing down the balance sheet deferred revenue (contract liability).

In addition, the U.S. Government provided advance payments to finance a portion of the WorldView 1 satellite construction costs. Company policy under IFRS imputes interest on advance payments received from customers that contain a financing element and recognizes deferred revenue and non-cash earnings. The effect of this accounting policy is to increase deferred revenue (contract liability) with an offsetting charge to finance expense. Annually, the deferred revenue (contract liability) balance is drawn down with an offsetting charge to financing expense.

On a pro-forma (as if DigitalGlobe had been combined with the Company since January 1, 2017) basis for 2017,  total revenue recognized from deferred revenue related to the EnhancedView contract and imputed interest accounting policies was approximately $120 million included in the Imagery segment results. This was partially offset by $35 million in financing expenses in 2017, and an expected $28 million impact is expected in 2018. The Company consistently disclosed this non-cash deferred revenue in its Registration Statement on Form F-4 in connection with the DigitalGlobe transaction and provided an EBITDA to unlevered cash flows bridge at its March 2018 Investor Days. ASC 606 under GAAP requires the same accounting treatment, as a result of which there will be no impact when the Company converts from IFRS. The deferred revenue is being amortized over the term of the current EnhancedView contract.  The Company expects to enter into new customer contracts whose terms may also include future deferred revenue components.

Balance sheet and depreciation adjustments for on-orbit assets made as part of the DigitalGlobe transaction were completed in adherence to IFRS accounting rules. In  a business combination, all assets, liabilities and contingent liabilities acquired or assumed are recorded at their fair market values at the date of acquisition. The Company used independent third-party specialists to calculate fair value of its assets using current replacement costs and their remaining useful life. This valuation process resulted in $1.57 billion in net book value of on-orbit assets on the DigitalGlobe balance sheet being written down to $569 million fair market value on the Company’s balance sheet at the time of the transaction closing.  The valuation was driven by a significant reduction in current replacement cost estimates.  The WorldView 1 and WorldView 2 satellites had combined original costs of $936 million. This compares with estimated WorldView Legion Block 1 replacement costs of approximately $600 million. WorldView 3 and WorldView 4 had combined original costs of $1.5 billion. This compares with estimated WorldView Legion Block 2 replacement costs of approximately $400-$500 million. The Company’s balance sheet depreciation of current on-orbit assets now more closely matches the future expected capital expenditures for the replacement satellites.  The significant improvements in capital efficiency from the Company’s WorldView Legion constellation will help provide the next leg of growth in the Company’s  imagery business at much lower levels of cash capital expenditures and at a  much higher ROIC than previous on-orbit investments.

Management compensation incentives are aligned with the interests of all shareholders and tied to financial performance.  The Company’s short-term incentive program rewards management for achievement of financial targets established annually by the Board of Directors. Beginning in 2018,  a metric for cash flow was established in addition to revenue and adjusted EBITDA metrics, appropriately recognizing the increased debt and leverage resulting from the DigitalGlobe transaction. Beginning in 2019, at least 50% of the Company’s long-term incentive program awards for senior executives will include performance-based equity metrics.

Management and director share ownership is increasing. The Company has implemented stock ownership guidelines to promote a focus on long-term growth and align the interests of the Company’s executive officers and directors with those of its shareholders. Certain minimum ownership levels of shares must be achieved over a five-year period following appointment. Insider share ownership declined between 2011 and 2016,  as long-serving Canadian management and directors retired as part of the Company’s U.S. Access Plan strategy. Beginning in 2017,  management and director share ownership sharply increased,  as reported in the Company’s Annual Information Form, as a result of personal investments  made to acquire Company shares on the open market,  and from new equity program awards.

Mr. Lance, the Company’s President & Chief Executive Officer, purchased an additional 23,725 shares for his personal account between August 3, 2018 and August 10, 2018. In its 2018 Management Proxy Circular, the Company disclosed that Mr. Lance owned 603,144 shares as of that date. His holdings included 101,639 shares owned outright in his personal account and as RSUs, with an associated value at-risk of $4,535,132 as of March 20, 2018 using the closing price on the TSX, converted into U.S. dollars. The Proxy Circular mistakenly included 501,505 SARs and LTIP Units in its calculation of the valuation of at-risk holdings.

Maxar will continue to transparently communicate with the market. The Company remains focused on enhancing shareholder value by executing on its strategic initiatives to deliver continued growth in Imagery and Services, return to growth in Space Systems, deliver revenue and cost synergies and improve free cash flow with a priority to pay down debt.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to managements' expectations with respect to: guidance for revenue, cash flow from operations and full-year adjusted EPS outlook, of Maxar Technologies Ltd. (the “Company”); and other statements that are not historical facts.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by the Company, including expectations and assumptions concerning: market and general economic conditions; planned synergies, capital efficiencies and cost-savings; applicable tax laws; and the availability and cost of labor, services and materials. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this press release. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the loss or reduction in scope of any of the Company’s primary contracts, or decisions by customers not to exercise renewal options; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for the Company’s products and services; failure to maintain technological advances and offer new products to retain customers and market position; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to the Company’s reputation; increased competition that may reduce the Company’s market share or cause the Company to lower its prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; the Company’s ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in Canadian or foreign law or regulation that may limit the Company’s ability to distribute its products and services. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

Maxar Technologies

Investor Relations

Jason Gursky, 1-303-684-2207

jason.gursky@maxar.com

or

Media

Turner Brinton, 1-303-684-4545

turner.brinton@maxar.com